Exhibit 2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

March 31, 2020

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

March 31, 2020

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended
	March 31,
	2020	2019
	U.S. dollars in thousands
NET REVENUES	1,056	1,737
COST OF REVENUES	1,715	417
GROSS PROFIT (LOSS)	(659)	1,320
RESEARCH AND DEVELOPMENT EXPENSES, net	2,765	5,372
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	9,006	3,136
GENERAL AND ADMINISTRATIVE EXPENSES	4,586	2,025
OPERATING LOSS	17,016	9,213
FINANCIAL INCOME	214	374
FINANCIAL EXPENSES	355	1,031
FINANCIAL EXPENSES, net	141	657
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	17,157	9,870

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.03
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	352,696	283,687

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2020	2019
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	81,614	29,023
Bank deposits	7,124	10,349
Financial assets at fair value through profit or loss	6,200	8,500
Trade receivables	1,717	1,216
Prepaid expenses and other receivables	1,604	2,244
Inventory	2,767	1,882
	101,026	53,214
NON-CURRENT ASSETS:
Restricted cash	20,148	152
Fixed assets	360	228
Right-of-use assets	4,912	3,578
Deferred expenses	1,183	—
Intangible assets	15,851	16,927
	42,454	20,885
TOTAL ASSETS	143,480	74,099

CURRENT LIABILITIES:
Accounts payable	3,185	4,184
Lease liabilities	1,228	834
Accrued expenses and other current liabilities	12,912	5,598
	17,325	10,616

NON-CURRENT LIABILITIES:
Borrowing	78,165	—
Lease liabilities	3,843	2,981
Royalty obligation	500	500
	82,508	3,481
TOTAL LIABILITIES	99,833	14,097

EQUITY:
Ordinary shares	962	962
Additional paid-in capital	267,403	267,403
Accumulated deficit	(224,718)	(208,363)
TOTAL EQUITY	43,647	60,002

TOTAL LIABILITIES AND EQUITY	143,480	74,099

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002

CHANGES IN THE THREE-MONTHS PERIOD ENDED MARCH 31, 2020:
Share-based compensation to employees and service providers	—	—	802	802
Comprehensive loss	—	—	(17,157)	(17,157)
BALANCE AT MARCH 31, 2020	962	267,403	(224,718)	43,647

BALANCE AT JANUARY 1, 2019	767	219,505	(169,086)	51,186
CHANGES IN THE THREE-MONTHS PERIOD ENDED MARCH 31, 2019:
Share-based compensation to employees and service providers	—	—	559	559
Comprehensive loss	—	—	(9,870)	(9,870)
BALANCE AT MARCH 31, 2019	767	219,505	(178,397)	41,875

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2020	2019
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(17,157)	(9,870)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	802	559
Depreciation	350	231
Impairment of intangible assets	816	—
Amortization of intangible assets	260	—
Unpaid interest expenses related to borrowing	104	—
Fair value adjustments on derivative financial instruments	—	973
Fair value losses (gains) on financial assets at fair value through profit or loss	75	(52)
Revaluation of bank deposits	29	(10)
Exchange differences in respect of lease liabilities	(57)	5
Exchange differences in respect of cash and cash equivalents	(131)	(16)
	2,248	1,690
Changes in assets and liability items:
Increase in trade receivables	(501)	(461)
Decrease in prepaid expenses and other receivables	640	633
Increase in inventory	(885)	(519)
Increase (decrease) in accounts payable	(999)	1,089
Increase (decrease) in accrued expenses and other current liabilities	6,030	(95)
	4,285	647
Net cash used in operating activities	(10,624)	(7,533)
INVESTING ACTIVITIES:
Purchase of fixed assets	(242)	(6)
Change in investment in current bank deposits	3,200	2,131
Purchase of financial assets at fair value through profit or loss	—	(633)
Proceeds from sale of financial assets at fair value through profit or loss	2,225	220
Transaction costs related to purchase of intangible assets	(1,183)	—
Net cash provided by investing activities	4,000	1,712
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	79,345	—
Movement in restricted cash	(20,000)	—
Payment of principal with respect to lease liabilities	(261)	(186)
Net cash provided by (used in) financing activities	59,084	(186)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,460	(6,007)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	131	16
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	81,614	23,014
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	178	163
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	231	48
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANACING ACTIVITIES:
Long-term borrowings transaction costs	1,284	—
Acquisition of right-of-use assets by means of lease liabilities	1,575	1,580

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a. General:

1)	RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical Company primarily focused on commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. In November 2019, the U.S. Food and Drug Administration (“FDA”) approved Talicia®, the Company’s first and only product that was developed internally to be approved for marketing by the FDA. The Company commercially launched Talicia® in the U.S. in March 2020.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, and the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	On February 23, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”) pursuant to which AstraZeneca granted RedHill Inc. exclusive, worldwide (excluding Europe, Canada, and Israel) commercialization and development rights to Movantik® (naloxegol) and certain associated products. In addition, RedHill Inc. entered into a supply agreement (“Supply Agreement”) and a transitional services agreement (“TSA”) with AstraZeneca, pursuant to which AstraZeneca will provide RedHill Inc. certain technology transfers and related materials for an agreed period to enable the Company to manufacture and distribute Movantik® through its own supply chain, as well as various other supporting services over certain agreed periods. AstraZeneca will continue to manufacture and supply Movantik® to RedHill Inc. during a transition period.

On April 1, 2020 (“Effective Date”), RedHill Inc., made un upfront payment of $52.5 million to AstraZeneca and the License Agreement, the Supply Agreement and the TSA became effective. Under the terms of the License Agreement, RedHill Inc. agreed to pay a further non-contingent payment of $15 million 18 months following the Effective Date.

RedHill Inc. also assumed responsibility for sales-based royalty and potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics, the originator of Movantik®. In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S. Following the transfer, RedHill Inc will lead all U.S. commercialization activities for Movantik® and will continue to share costs and pay sales-related commissions to DSI under that agreement.

Since the Company established commercial presence in the U.S. in 2017, it promoted or commercialized various GI-related products. As of the date of approval of these financial statements, the Company commercializes in the U.S. Talicia® for the treatment of Helicobacter pylori infection in adults, Movantik® for the treatment of opioid-induced constipation and Aemcolo® (rifamycin) for traveler’s diarrhea.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

3)	To date, the Company has out-licensed only one of its therapeutic candidates in an exclusive worldwide license agreement, which the Company decided eventually to terminate effective December 25, 2019 and has generated limited revenues from its commercial activities. Accordingly, there is no assurance that the Company’s business will generate sustainable positive cash flows. Through March 31, 2020, the Company has an accumulated deficit, and its activities have been funded primarily through public and private offerings of the Company’s securities.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of the Company’s therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

The current COVID-19 pandemic has presented a substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact on the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand. A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch activities for Talicia® for H. pylori infection and Aemcolo® for travelers’ diarrhea. Although no major disruptions to clinical and commercial operations, other than minimal impact on its development and launch activities, the Company continuing to assess the potential impact of the COVID-19 pandemic on its business and operations, including our sales, expenses, supply chain, financial resources and clinical trials.

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on May 26, 2020.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the three months ended March 31, 2020 (the "Condensed Consolidated Interim Financial Statements") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2019, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three months ended March 31, 2020, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	Borrowing:

1.	General

On February 23, 2020 (“Closing Date”) RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCR Collateral Management, LLC (“HCRM”).

Under the terms of the Credit Agreement, RedHill Inc. received on March 12, 2020, a $30 million term loan to support its commercial operations. Following clearance pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, RedHill Inc. received on March 31, 2020, an additional $50 million term loan to fund the acquisition of rights to Movantik® from AstraZeneca. Two additional tranches, the second of which is at the mutual agreement of RedHill Inc. and HCRM, totaling $35 million, will be available upon satisfaction of certain conditions, including, in each case, the funding of the previous tranches. Satisfaction of these conditions is uncertain.

For each quarter for the period from January 1, 2021, to December 31, 2029, HCRM will receive royalties of up to 4.5% of the Company’s worldwide net revenues, subject to a $75 million cap, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which will be decreased to 6.7% upon achievement of certain net revenue targets for the trailing four quarters ending March 31, 2021.

The term loans mature in six years with no principal payments required in the first three years. In the case that certain net revenue targets are not met, principal payments shall commence immediately following the two-year anniversary of the Closing Date. The term loans can be prepaid at RedHill Inc.’s discretion, subject to customary prepayment fees, which decrease over time. Upon the prepayment or repayment of all or any portion of the term loans, RedHill Inc. shall pay HCRM a 4% on the principal amount of the term loan being repaid.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

The borrowings under the Credit Agreement are secured by a first priority lien on substantially all of the current and future assets of RedHill Inc., all assets related in any material respect to Talicia®, and all of the equity interests in RedHill Inc. The Credit Agreement also restricts ability of RedHill Inc. to make certain payments, including paying dividends, to the Company prior to the full repayment of the term loan facility.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement also contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales, beginning with the fiscal quarter ending June 30, 2022. The minimum level of cash is relative to the amount borrowed under the term loan facility.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable.

As of March 31, 2020, the minimum level of cash, which relates to the two tranches actually borrowed, is $20 million. On April 20, 2020, RedHill Inc. received HCRM’s commitment to reduce the minimum level of cash, which relates to the two tranches actually borrowed, to $16 million.

2.	Accounting treatment

A financial liability is recognized for each tranche upon drawdown, at the amount drawn less transaction costs attributable to that tranche.

Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows throughout the expected life of that tranche, taking into account the transaction costs allocated to each tranche. The Company determined that the basis of the royalty payments due to HCRM, the Company’s worldwide net revenues is a non-financial variable and specific to the Company.

Moreover, the royalties feature is an integral part of the terms and conditions of the term loan and cannot be transferred or settled separately from the term loan. Therefore, the royalties feature is not classified separately, does not meet the definition of derivative, and is not measured separately. Instead, the royalties feature and other net revenues features are taken into account in estimating the effective interest rate.

Determining the weighted effective interest rate requires certain judgment, related to the estimation of the timing and amounts of the Company’s future worldwide net revenues.

The weighted effective interest rate on the Closing Date was approximately 16.5%.

Each tranche drawn down is subsequently measured at amortized cost. The effective interest rate is re-estimated at each Interest Rate Determination Date, as defined in the Credit Agreement, by revising the LIBOR, if needed, taking into account the LIBOR floor (that is considered to be closely related to the host debt contract and is not separated from the host debt).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Furthermore, revisions of estimated amounts or timing of future cash flows, if needed, shall adjust the amortized cost of each tranche drawn down to reflect the present value of actual and revised estimated contractual cash flows, discounted using the original effective interest rate (adjusted for changes in the LIBOR, as described above). The adjustment will be recognized in profit or loss as a financial income or expense.

As described above, the Credit Agreement contains a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statement of Financial Position and the Statement of Cash Flows. Instead, these amounts are presented as restricted cash in the Statement of Financial Position and the movements in these restricted cash are presented as investing activities in the Statement of Cash Flows. The minimum cash amounts are restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period and therefore are presented as non-current assets until 12 months prior to the term loan maturity date.

b.	Intangible assets impairment:

Following the outbreak of the COVID-19 pandemic and its significant impact on travelling worldwide, the Company expects a decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea, and therefore has recalculated the recoverable amount of the intangible asset related to Aemcolo®. The Company adjusted the recoverable amount to approximately $10.5 million and recognized an impairment loss of $0.8 million in the three months period ended March 31, 2020. The significant changes in assumptions are related to an expected decrease in the annual travelling incidence (a percentage of the U.S. population) from 2020 through 2023, as well as a change in the weighted average cost of capital (“WACC”) used to discount the asset’s cash flows from 15.4% as of December 31, 2019 to 17.2% as of March 31, 2020. The impairment loss was recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss, and it is attributable in full to the Commercial Operations segment. As there were no indicators for impairment of any of the other intangible assets, the Company did not specifically recalculate their recoverable amounts.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 - SHARE-BASED PAYMENTS:

The following is information on options granted during the three months ended March 31, 2020:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price per	options on date of
	Other than to			ADS ($)	grant in U.S. dollars
Date of BoD	directors (1)	To directors (1)(2)	Total		in thousands (3)
January 2020	95,000	—	95,000	6.60	243
February 2020	52,500	—	52,500	6.05	119
March 2020	285,000	144,000	429,000	4.87	970
	432,500	144,000	576,500		1,332

1)	The options will vest as follows: for directors and employees of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors and employees of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)	The general meeting of the Company’s shareholders held on May 4, 2020 (the “May 2020 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 144,000 options under the Company’s stock options plan to directors and to the Company's Chief Executive Officer.

3)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ADS: $4.87-$6.60, expected volatility: 57.73%-59.11%, risk-free interest rate: 0.88%-1.51% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

NOTE 5 - NET REVENUES:

	Three Months Ended March 31,
	2020	2019
	U.S dollars in thousands
Commercialization of products	1,044	594
Promotional services	12	1,143
	1,056	1,737

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
March 31, 2020:
Assets -
Financial assets at fair value through profit or loss	6,200	—	6,200
December 31, 2019:
Assets -
Financial assets at fair value through profit or loss	8,500	—	8,500

During the three months ended March 31, 2020, there were no transfers of financial assets and liabilities between Levels 1, 2 or 3 fair value measurements. There have been no changes in the methodologies used since December 31, 2019.

b.	Fair value measurements using significant unobservable input (Level 3)

The following table presents the change in derivative financial liabilities measured at Level 3 for the three months ended March 31, 2020 and 2019:

	Derivative financial instruments
	Three Months Ended March 31,
	2020	2019
	U.S. dollars in thousands
Balance at beginning of the period	—	344
Fair value adjustments recognized in profit or loss	—	973
Balance at end of the period	—	1,317

The fair value of the above-mentioned derivative financial liabilities that are not traded in an active market is determined by using valuation techniques. The Company used its judgment to select a variety of methods and made assumptions that are mainly based on market conditions at the end of each reporting period.

c.	The carrying amount of cash equivalents, current and non-current bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research and Development. The following table presents net revenues and operating loss for the Company's segments for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,			Three Months Ended March 31,
	2020			2019
March 31, 2020:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	1,056	—	1,056	1,737	—	1,737
Operating loss	12,076	4,940	17,016	2,267	6,946	9,213

NOTE 8 - EVENTS SUBSEQUEST TO MARCH 31, 2020:

a.	As of May 25, 2020, the Company sold 617,603 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $7.87 per ADS for aggregate net proceeds of approximately $4.7 million, net of issuance expenses of approximately $0.1 million. The sale is under the Company’s Sales Agreement with SVB Leerink LLC. (“Leerink”) which provides that, upon the terms and subject to the conditions and limitations in the Sales Agreement, the Company may elect from time to time to offer and sell its ADSs having aggregate gross sales proceeds of up to $60.0 million through the ATM program under which Leerink acts as sales agent. The issuance and sale of ADSs by the Company under the ATM program is being made pursuant to the Company’s shelf registration statement declared effective on July 31, 2018.

b.	In April 2020, RedHill Inc. received approximately $2.3 million loan under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. The loan has a term of two years and bears a fixed interest rate of 1% per annum, with the initial six months of interest deferred. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred in the eight-week period following receipt of the loan, provided that RedHill Inc. will adhere to specific requirements outlined in the PPP.